SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939 OF

A CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF

A TRUSTEE PURSUANT TO SECTION 305(b)(2)

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

(Exact name of trustee as specified in its charter)

13-4994650
(State of incorporation if not a national bank)	(I.R.S. employer identification No.)

1111 Polaris Parkway Columbus, Ohio	43271
(Address of principal executive offices)	(Zip Code)

Thomas F. Godfrey

Vice President and Assistant General Counsel

JPMorgan Chase Bank, National Association

1 Chase Manhattan Plaza, 25th Floor

New York, NY 10081

Tel: (212) 552-2192

(Name, address and telephone number of agent for service)

Onyx Acceptance Financial Corporation

(Exact name of obligor as specified in its charter)

Delaware	33-0629768
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification No.)

27051 Towne Centre Drive Suite 200 Foothill Ranch, California	92610
(Address of principal executive offices)	(Zip Code)

Onyx Acceptance Owner Trust 2005-A

(Title of the indenture securities)

GENERAL

Item 1. General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

Comptroller of the Currency, Washington, D.C.

Board of Governors of the Federal Reserve System, Washington, D.C., 20551

Federal Deposit Insurance Corporation, Washington, D.C., 20429.

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with the Obligor and Guarantors.

If the obligor or any guarantor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16. List of Exhibits

List below all exhibits filed as a part of this Statement of Eligibility.

1. A copy of the Articles of Association of JPMorgan Chase Bank, N.A. (see Exhibit 1 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

2. A copy of the Certificate of Authority of the Comptroller of the Currency for the trustee to commence business. (see Exhibit 2 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

3. None, the authority of the trustee to exercise corporate trust powers being contained in the documents described in Exhibits 1 and 2.

4. A copy of the existing By-Laws of the Trustee. (see Exhibit 4 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

5. Not applicable.

6. The consent of the Trustee required by Section 321(b) of the Act.

(see Exhibit 6 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

7. A copy of the latest report of condition of the Trustee, published pursuant to law or the requirements of its supervising or examining authority. (see Exhibit 7 to Form T-1 filed in connection with Registration Statement No. 333-106575 which is incorporated by reference).

8. Not applicable.

9. Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the Trustee, JPMorgan Chase Bank, N.A., has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the twenty seventh day of January, 2005.

JPMORGAN CHASE BANK, N.A.

By	/s/ Aranka R. Paul
Aranka R. Paul Assistant Vice President

J.P. Morgan Trust Company, National Association

Statement of Condition

September 30, 2004

($000)
Assets
Cash and Due From Banks	$28,672
Securities	145,134
Loans and Leases	110,847
Premises and Fixed Assets	11,202
Intangible Assets	384,284
Goodwill	201,011
Other Assets	45,941

Total Assets	$927,091

Liabilities
Deposits	$94,426
Other Liabilities	55,575

Total Liabilities	150,001
Equity Capital
Common Stock	600
Surplus	701,587
Retained Earnings	74,903

Total Equity Capital	777,090

Total Liabilities and Equity Capital	$927,091

J.P. Morgan Trust Company, National Association

Statement of Condition

June 30, 2004

($000)
Assets
Cash and Due From Banks	$26,366
Securities	115,613
Loans and Leases	110,964
Premises and Fixed Assets	12,083
Intangible Assets	391,238
Goodwill	250,990
Other Assets	47,784

Total Assets	$955,038

Liabilities
Deposits	$94,257
Other Liabilities	92,800

Total Liabilities	187,057
Equity Capital
Common Stock	600
Surplus	701,587
Retained Earnings	65,794

Total Equity Capital	767,981

Total Liabilities and Equity Capital	$955,038

J. P. Morgan Trust Company, National Association

Statement of Condition

March 31, 2004

($000)
Assets
Cash and Due From Banks	$27,267
Securities	134,089
Loans and Leases	106,161
Premises and Fixed Assets	12,698
Intangible Assets	396,967
Goodwill	250,539
Other Assets	52,961

Total Assets	$980,682

Liabilities
Deposits	$116,957
Other Liabilities	103,967

Total Liabilities	220,924

Equity Capital
Common Stock	600
Surplus	701,587
Retained Earnings	57,571

Total Equity Capital	759,758

Total Liabilities and Equity Capital	$980,682